DENVER, CO OFFICE 6950 S. Potomac Street, Suite 300 Centennial, CO 80112 Tel: (303) 531-0470 Fax: (303) 531-0519

December 18, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

Re:                             Uranium Resources, Inc.

Form 10-K filed for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-33404

Ladies and Gentlemen:

Uranium Resources, Inc. (the “Company” or “URI”) hereby supplements its responses to Comment Nos. 4 and 5 of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated October 22, 2013 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”), as discussed with the Staff during the course of teleconference calls on November 14, 2013, December 5, 2013 and December 6, 2013. For the convenience of the Staff, we have set forth below Comment Nos. 4 and 5 contained in the Comment Letter followed by the Company’s supplemental response to each comment.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page F-9

2.  Summary of Significant Accounting Policies

Uranium Properties, page F-10

Comment No. 4

We read your response to our prior comment 5. While your enterprise would be considered in the production stage, it appears to us that that your Churchrock property is in the exploration stage. You have not declared reserves at this property, thus exploration expenses should be expensed as incurred. Please address the following:

•                  With regard to the $1.1 million in expenses that relate to investigating and assessing access rights, but not consideration paid for such rights, tell us why you believe such amounts should be capitalized on the Churchrock exploration stage property.

•                  With regard to the $1.4 million of capitalized Churchrock plant costs, tell us why you believe it is appropriate to capitalize these amounts in the absence of proven and probable reserves. If you have considered an alternative use of such plant in your determination, please provide us of a detailed discussion of your plans.

Company Response to Comment No. 4

The Company has revised its accounting policy relating to the capitalization of expenditures as follows:

Expenditures related to acquisition of mineral rights are capitalized as incurred. Exploration costs related to locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the U.S. Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After declaring proven or probable reserves for an area of interest in accordance with Industry Guide 7, expenditures specific to the area of interest for further development are capitalized.

On December 17, 2013, the Company filed an amended 2012 Form 10-K and amended Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 to amend and restate the Company’s consolidated financial statements and related disclosures contained therein to reclassify costs from property, plant and equipment to mineral property expenses in accordance with the revised accounting policy.

5.  Property, Plant and Equipment

Comment No. 5

We read your response to our prior comment 6, and we note that you exclude certain assets in determining your impairment provisions because they are not permanently linked to their current locations. Please clarify for us what you consider an asset group for impairment purposes and the basis under GAAP for such determination.

Company Response to Comment No. 5

As discussed on the December 6, 2013 teleconference call regarding the Company’s impairment evaluation of the South Texas plant and equipment assets, the primary impairment evaluation on the South Texas plant and equipment was provided by the discounted cash flow (“DCF”) economic model included in the Behre Dolbear & Company (USA), Inc. feasibility study on the Churchrock project, completed in December 2012. For purposes of testing for impairment, the undiscounted cash flows generated from the Churchrock DCF model, estimated at $17.8 million, support the carrying values of the South Texas plant and equipment assets ($9.0 million) as well as the Churchrock asset pre-restatement carrying values ($3.8 million, all of which was eliminated in the restatement). The Company also noted that a high level assessment confirmed that the estimated cash proceeds from the sale of these assets exceeded their carrying value. Accordingly, the Company determined that no impairment provision is required on the South Texas plant and equipment assets for the Company’s December 31, 2012 consolidated financial statements.

The Company routinely assesses whether impairment indicators are present for its long-lived assets and will continue to monitor the South Texas plant and equipment, as well as its New Mexico mineral rights and properties and other assets, for any potential future indications of impairment.

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact me by phone at (303) 531-0482 or by email at cjones@uraniumresources.com. You may also contact Paul Hilton of Hogan Lovells US LLP by phone at (303) 454-2414 or by email at paul.hilton@hoganlovells.com, or David Crandall of Hogan Lovells US LLP by phone at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ Christopher M. Jones
Christopher M. Jones
President and Chief Executive Officer